May 3, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Ezagoo Ltd

Registration Statement on Form S-1

Filed April 29, 2019

File No. 333-228681

To the men and women of the SEC:

On behalf of Ezagoo Ltd, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 1, 2019 addressed to Mr. Xiaohao Tan, the Company’s President, with respect to the Company’s filing of its S-1 on April 29, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Form S-1/A filed April 29, 2019

Risk Factors We operate through "Hunan Ezagoo Zhicheng Internet Technology Limited,” a Chinese, “PRC" Company . . . , page 7

1. We note your response to our prior comment 3. Please revise your risk factor to highlight the risks relating to the fact that you do not directly own the entities that operate your business, that you rely on contractual arrangements with your VIEs and their shareholders to operate your business, and do not exercise the same degree of control over the operations as if you owned the operating businesses directly as subsidiaries. Also discuss any potential conflicts of interest that arise from this indirect ownership arrangement.

Company Response:

We have amended the risk factor on page 8.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 3, 2019

/s/ Xiaohao Tan

Xiaohao Tan

President